

May 6, 2013

John Marino
President and Chief Financial Officer
1st United Bancorp, Inc.
One North Federal Highway
Boca Raton, Florida 33432

> **Re: 1st United Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 8, 2013**
> **File No. 001-34462**

Dear Mr. Marino:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 4 – Loans, page 92

1. We note your disclosures regarding your troubled debt restructurings on pages 103-104 and in various other areas of the document. Please tell us and revise your disclosures in future filings as follows:

   - Quantify the amount of non-accruing restructured loans by loan type;

- Disclose your policy regarding how many payments a borrower needs to make on a restructured loan before you return a loan to accrual status;

- Provide an enhanced disclosure in Management's Discussion and Analysis which discusses the reason(s) for the growth in performing troubled debt restructurings.

- Include all disclosures required by ASU 2011-02.

Note 19 – Fair Values, page 116

2. Please provide us and revise future filings to include all disclosures required by ASU 2011-04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Amit Pande   for

Sharon Blume
Assistant Chief Accountant